December 21, 2015

VIA EDGAR CORRESPONDENCE

Perry J. Hindin

Special Counsel

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4631

Washington, D.C. 20549-3628

Re:                             RealD Inc.
Preliminary Proxy Statement on Schedule 14A
Filed on November 27, 2015
File No. 1-34818

Schedule 13E-3
Filed on November 27, 2015
File No. 5-85582

Dear Mr. Hindin:

On behalf of our client, RealD Inc. (“RealD” or the “Company”), please find below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to RealD, dated December 17, 2015, regarding the above referenced Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) and Schedule 13E-3.  In connection therewith, the Company has filed via EDGAR a revised Preliminary Proxy Statement on Schedule 14A (the “Revised Proxy Statement”)  and Amendment No. 1 to the Schedule 13E-3 (the “Amended Schedule 13E-3”) that incorporate the changes made in response to the Staff’s comments as well as certain other updated information.  We have transmitted to you via email a copy of the Revised Proxy Statement and Amended Schedule 13E-3 marked to show changes against the initial filings of the Proxy Statement and the Schedule 13E-3.  Capitalized terms used but not defined herein have the meanings specified in the Revised Proxy Statement and Schedule 13E-3.

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Company. All page references in the responses set forth below refer to pages of the Revised Proxy Statement.

Schedule 13E-3

1.                                      Please add Michael Lewis and The MVL Trust Dated August 3, 2010 to the cover page of the Schedule 13E-3 along with the other filing persons currently listed.  We note that both Mr. Lewis and the Trust are currently signatories to the schedule.

Response:  Following discussions with the Staff, the Company understands that this comment is no longer applicable.

Preliminary Proxy Statement

General

2.                                      Please file the form of proxy.  Please also revise the proxy statement and form of proxy, when filed, to clearly mark them as “Preliminary Copies.”  Please refer to Rule 14a-6(e)(1).

Response:  The Company has included the form of proxy card in the Revised Proxy Statement.  The Company has marked the Revised Proxy Statement and the form of proxy as “Preliminary Copies” in response to the Staff’s comment.

Reasons for the Merger, page 25

3.                                      Revises the discussion in the third bullet point beginning with the phrase “that the current and historical market prices...”  As currently written, it appears that the phrase is missing some language to make it comprehendible.

Response:  The Company has revised the disclosure on page 25 in response to the Staff’s comment.

Opinion of Moelis & Company LLC, page 30

4.                                      We note that page B-3 of Moelis’ written opinion indicates that the opinion “is for the use and benefit of the Board (in its capacity as such) in its evaluation of the Transaction and may not be disclosed without our prior written consent.”  Disclose that Moelis has consented to use of the opinion in the document.

Response:  The Company has revised the disclosure on page 38 in response to the Staff’s comment.

Financial Analyses of the Company, page 32

5.                                      The first paragraph on page 36 indicates that certain selected transactions were excluded for valuation purposes as a result of Moelis discovering that the multiples for such transactions “were not meaningful.”  Please expand to clarify.

Response:  The Company has revised the disclosure on page 36 in response to the Staff’s comment.

Miscellaneous, page 37

7.                                      Refer to the first paragraph on page 38.  We note the statement that Moelis has provided investment banking and other services to the Company and equity holders of Purchaser (or their respective affiliates) unrelated to the merger and has received compensation for such services.  The disclosure does not provide a quantitative description of the fees paid in the past two years or to be paid to Moelis or its affiliates by RealD or its affiliates.  Please revise the proxy statement to provide such disclosure.  Refer to Item 1015(b)(4) of Regulation M-A.

Response:  The Company has revised the disclosure on page 38 in response to the Staff’s comment.

Projected Financial Information, page 48

8.                                      The discussion of the various projections disclosed on pages 50 through 60 indicates that in several cases, a full set or more fulsome set of projections was provided.  However, it appears that only a summary of each set of projections is disclosed.  Please advise what was excluded from the information actually disclosed in the proxy statement and why.  Please also confirm that the disclosed projections include all material information necessary for shareholders to make a reasonably informed investment decision regarding the Rule 13e-3 transaction.

Response:  The projections provided to the Board, Moelis and various bidders included additional detail with respect to the components of the items that are disclosed in the proxy statement, reconciliations between cases and other output formats. The Company believes that such additional information is not material. The Company confirms that the disclosed projections include all material information necessary for shareholders to make a reasonably informed investment decision regarding the Rule 13e-3 transaction.

9.                                      Please disclose or confirm you have disclosed the material assumptions underlying the projections included in this section.

Response:  The Company has revised the disclosure on pages 50, 52 and 55-60 in response to the Staff’s comment.

May Case, page 52

10.                               Disclosure on page 54 references in two places a “hypothetical scenario.”  Please revise to describe the scenario and related assumptions.

Response:  The Company has revised the disclosure on page 54 in response to the Staff’s comment.

*                                         *                                         *                                         *

Attached as Exhibit A to this letter, we have provided statements from each of the filing persons acknowledging the statements requested by the Staff.

Please do not hesitate to contact me at (212) 403-1314 or deshapiro@wlrk.com or my colleague Marianna B. Ofosu at (212) 403-1130 or mofosu@wlrk.com with any further comments you may have regarding the filings referenced herein if you wish to discuss the above response.

Sincerely,

/s/ David E. Shapiro

David E. Shapiro

cc:                                Vivian W. Yang

RealD, Inc.

100 North Crescent Drive, Suite 200

Beverly Hills, California 90210

Facsimile:  (310) 388-1539

Jason Silvera

Latham & Watkins LLP

355 South Grand Avenue

Los Angeles, California 90071

Facsimile:  (213) 891-8763

Matthew Herman

Freshfields Bruckhaus Deringer US LLP

601 Lexington Avenue, 31st Floor

New York, New York 10022

Facsimile: (212) 277-4037

Exhibit A

Each of the filing persons set forth below acknowledges that:

•                  such filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  such filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

REALD INC.

By:	/s/ Vivian W. Yang
Name:	Vivian W. Yang
Title:	General Counsel

RIZVI TRAVERSE GP III, LLC

By:	/s/ Ben Kohn
Name:	Ben Kohn
Title:	Managing Director

RIZVI OPPORTUNISTIC EQUITY FUND III, L.P.

By:	Rizvi Traverse GP III, LLC, its general partner

By:	/s/ Ben Kohn
Name:	Ben Kohn
Title:	Managing Director

RHOMBUS CINEMA HOLDINGS, LLC

By:	/s/ Ben Kohn
Name:	Ben Kohn
Title:	Authorized Signatory

RHOMBUS MERGER SUB, INC.

By:	/s/ Ben Kohn
Name:	Ben Kohn
Title:	President

RT RHOMBUS HOLDINGS, INC.

By:	/s/ Ben Kohn
Name:	Ben Kohn
Title:	President

MICHAEL V. LEWIS

By:	/s/ Michael V. Lewis
Name:	Michael V. Lewis

THE MVL TRUST DATED AUGUST 3, 2010

By:	/s/ Michael V. Lewis
Name:	Michael V. Lewis
Title:	Trustee